                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Allou Health & Beauty Care, Inc.
                        --------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    019782101
                                 --------------
                                 (CUSIP Number)

                        RFE Investment Partners VI, L.P.
                                 36 Grove Street
                              New Canaan, CT 06840
                            Telephone: (203) 966-2800
                         Attention: Mr. Howard C. Landis

                                 with a copy to:

                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                            Telephone: (203) 325-5000
                     Attention: Charles J. Downey III, Esq.
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

RFE Investment Partners VI, L.P.
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of        (7)  Sole Voting Power             1,300,000, upon the exercise
Shares Bene-                                        of the Warrant described
ficially Owned                                      herein
by Each
Reporting        (8)  Shared Voting Power           0
Person With
                 (9)  Sole Dispositive Power        1,300,000, upon the exercise
                                                    of the Warrant described
                                                    herein

                 (10) Shared Dispositive Power      0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant described herein
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       / /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common upon exercise of Warrant

--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

PN

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

RFE Associates VI, LLC
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                         /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of         (7)  Sole Voting Power           1,3000,000, upon the exercise
Shares Bene-                                       of the Warrant described
ficially Owned                                     herein
by Each
Reporting         (8)  Shared Voting Power         0
Person With
                  (9)  Sole Dispositive Power      1,300,000, upon the exercise
                                                   of the Warrant described
                                                   herein

                  (10) Shared Dispositive Power
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon the exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

OO - LLC

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

RFE Management Corporation
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) / /
                                                                        (b) /X/

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
Number of          (7)  Sole Voting Power           0
Shares Bene-
ficially Owned     (8)  Shared Voting Power         1,300,000, upon the exercise
by Each                                             of the Warrant described
Reporting                                           herein
Person With
                   (9)  Sole Dispositive Power      0

                   (10) Shared Dispositive Power    1,300,000, upon the exercise
                                                    of the Warrant described
                                                    herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon the exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IA

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

A. Dean Davis
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                       /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power            0
Shares Bene-
ficially Owned    (8)  Shared Voting Power          1,300,000, upon the exercise
by Each                                             of the Warrant described
Reporting                                           herein
Person With
                  (9)  Sole Dispositive Power       0

                  (10) Shared Dispositive Power     1,300,000, upon the exercise
                                                    of the Warrant described
                                                    herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon the exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IN

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Michael J. Foster
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------
6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of          (7)  Sole Voting Power          0
Shares Bene-
ficially Owned     (8)  Shared Voting Power        1,300,000, upon the exercise
by Each                                            of the Warrant described
Reporting                                          herein
Person With
                   (9)  Sole Dispositive Power     0

                   (10) Shared Dispositive Power   1,300,000, upon the exercise
                                                   of the Warrant described
                                                   herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon the exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IN

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Howard C. Landis
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power           0
Shares Bene-
ficially Owned    (8)  Shared Voting Power         1,300,000, upon the exercise
by Each                                            of the Warrant described
Reporting                                          herein
Person With
                  (9)  Sole Dispositive Power      0

                  (10) Shared Dispositive Power    1,300,000, upon the exercise
                                                   of the Warrant described
                                                   herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8%of the Class A Common Stock upon exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IN

Cusip No. 019782101                                SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

James A. Parsons
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a)  / /
                                                                     (b)  /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power            0
Shares Bene-
ficially Owned    (8)  Shared Voting Power          1,300,000, upon the exercise
by Each                                             of the Warrant described
Reporting                                           herein
Person With
                  (9)  Sole Dispositive Power       0

                  (10) Shared Dispositive Power     1,300,000, upon the exercise
                                                    of the Warrant described
                                                    herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                     /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IN

Cusip No. 019782101               SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Andrew J. Wagner
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)   / /
                                                                   (b)   /X/
--------------------------------------------------------------------------------

3 SEC Use Only

--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                        /  /

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power           0
Shares Bene-
ficially Owned    (8)  Shared Voting Power         1,300,000, upon the exercise
by Each                                            of the Warrant described
Reporting                                          herein
Person With
                  (9)  Sole Dispositive Power      0

                  (10) Shared Dispositive Power    1,300,000, upon the exercise
                                                   of the Warrant described
                                                   herein
--------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,300,000, upon the exercise of the Warrant
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                      /  /

--------------------------------------------------------------------------------

13 Percent of Class Represented by Amount in Row (11)

18.8% of the Class A Common Stock upon exercise of the Warrant
--------------------------------------------------------------------------------

14 Type of Reporting Person (See Instructions)

IN

                           STATEMENT ON SCHEDULE 13 D


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class A Common Stock, $.001 par value per share (the "Class A Common Stock") of Allou Health & Beauty Care, Inc., a Delaware corporation ("Allou"), which has its principal place of business at 50 Emjay Boulevard, Brentwood, New York 11717.

ITEM 2.  IDENTITY AND BACKGROUND.

         a. This Statement is filed on behalf of each of the persons (each, a "Reporting Person", and collectively, "Reporting Persons") listed below. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group is attached hereto as EXHIBIT 1. Pursuant to Rule 13d-4 under the Act, each Reporting Person disclaims the existence of a "group" and expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13 (g) of the Act (or for any other purpose), the beneficial owner of any securities covered by this statement.

- RFE Investment Partners VI, L.P., a Delaware limited partnership ("RFE Partners");

- RFE Associates VI, LLC, a Delaware limited liability company ("RFE Associates"), the general partner of RFE Partners;

- RFE Management Corporation, a Delaware corporation ("RFE Management"), investment advisor to RFE Partners

-        A. Dean Davis, an individual;

-        Michael J. Foster, an individual;

-        Howard C. Landis, an individual;

-        James A. Parsons, an individual; and

-        Andrew J. Wagner, an individual.

         b. The business address of each of the Reporting Persons is 36 Grove Street, New Canaan, Connecticut 06840.

         c. RFE Partners is a private investment limited partnership; RFE Associates is the general partner of RFE Partners. RFE Management serves as investment advisor to RFE Partners. The principal occupation of the Reporting Persons who are individuals is serving as managing members of RFE Associates and as general partners/members of other private investment entities.

         d. No Reporting Person has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. RFE Partners, RFE Associates and RFE Management are each organized under the laws of the state of Delaware. Each of the Reporting Persons who is an individual is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         RFE Partners is a private investment limited partnership funded by its partners for the purpose of making investments. No portion of the purchase price of these Class A Common Stock Purchase Warrants was funded by borrowings from third parties for the specific purpose of acquiring, holding, trading or voting these securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 25, 2000, RFE Partners, Allou, and the other subsidiaries of Allou which are also Borrowers named therein, entered into a Subordinated Note and Warrant Purchase Agreement ("Purchase Agreement") pursuant to which RFE purchased a 12% Senior Subordinated Promissory Note in the face amount of Eleven Million Four Hundred Seventy Thousand Five Hundred Eighty Eight Dollars ($11,470,588.00), issued by Allou and the other Borrowers named therein, dated as of July 25, 2000 ("Note"), and received a Class A Common Stock Warrant issued by Allou, dated as of July 25, 2000 ("Warrant"), which is exercisable for One Million Three Hundred Thousand (1,300,000) shares of Class A Common Stock. The exercise price of the Warrant is initially $4.50 per share, but is subject to adjustment based upon earnings per share and EBITDA criteria, and is further subject to anti-dilution adjustment, all as set forth in the Warrant. The Purchase Agreement contemplates that RFE may purchase an additional note or notes and an additional Warrant or Warrants exercisable for additional shares of Class A Common Stock, which additional shares may number from Four Hundred Thousand (400,000) to Six Hundred Eighty Three Thousand Three Hundred Thirty Three (683,333). (This paragraph does not provide a complete description of the Purchase Agreement, the Note or the Warrant, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000.)

         RFE Partners purchased the Note and the Warrant for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) and (b) RFE Partners: Pursuant to the terms of the Purchase Agreement and the Warrant, RFE Partners may exercise the Warrant and thereby acquire up to 1,300,000 shares of Class A Common Stock, representing 18.8% of the outstanding shares of the Class A Common Stock (calculated on the basis of the 5,602,903 shares outstanding, as provided to the Reporting Persons by Allou, plus the shares issuable upon exercise of the Warrant). RFE Partners does not own of record any shares of Class A Common Stock or any shares of the Class B Common Stock, $.001 par value per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

         RFE Associates: By virtue of its position as the general partner of RFE Partners, RFE Associates may be deemed to have the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Associates does not own of record any shares of Class A Common Stock or Class B Common Stock.

         RFE Management: By virtue of its function as investment advisor to RFE Partners, RFE Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Management disclaims any beneficial ownership of all such shares of Class A Common Stock. RFE Management does not own of record any shares of Class A Common Stock or Class B Common Stock.

         Each of the individuals identified in ITEM 2, by virtue of his position as a managing member of RFE Associates, and, with respect to Messrs. Landis, Foster and Parsons, by virtue of his ownership interest in RFE Management, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Class A Common Stock deemed to be beneficially owned by certain of the Reporting Persons. Each such individual disclaims beneficial ownership of all such shares of Class A Common Stock. No such individual owns of record any shares of Common Stock.

         See also ITEM 6.

         (c) Except as described in this Statement, none of the entities or persons named in ITEM 2 has effected any transaction in the Company's securities in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Statement.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 25, 2000, RFE Partners, Allou and the other Borrowers entered into the Purchase Agreement pursuant to which RFE purchased the Note and the Warrant.

         According to the terms of the Purchase Agreement, if Allou has understated the number of shares of capital stock outstanding as of the date of the Purchase Agreement, Allou is obligated to issue RFE Partners an additional Warrant(s), exercisable for additional shares of Class A Common, where the number of such additional shares is a function of the number of shares actually outstanding as of the date of the Purchase Agreement. Also, pursuant to the Purchase Agreement and the Note, Allou and the other Borrowers are obligated to offer to repurchase the Notes and the Warrant upon certain "Mandatory Repurchase Events," (as defined in the Purchase Agreement) including any transaction or series of transactions pursuant to which Victor Jacobs, Herman Jacobs and Jack Jacobs (collectively, the "Jacobs") cease to hold at least 40% of the total voting interest of all outstanding equity of Allou, on a fully-diluted basis. The terms and conditions of the Purchase Agreement include usual and customary Events of Default (as described in the Purchase Agreement); the occurrence of a Mandatory Repurchase Event is also an Event of Default.

         According to the terms of the Note, Allou may, in certain circumstances, issue shares of Class A Common Stock in lieu of up to four interest payments due to RFE Partners pursuant to the Note.

         Under the terms of the Warrant, if Allou fails to achieve certain earnings, earnings per share or daily trading volume thresholds, the holders of the Warrants may require Allou to purchase the Warrants at a price of $8.00 per Warrant, as adjusted for splits, reverse splits, stock dividends and the like.

         In conjunction with the transaction contemplated by the Purchase Agreement, RFE Partners, Allou, and the Jacobs entered into a Co-Sale, Voting and Preemptive Rights Agreement ("Voting Agreement"). The Voting Agreement requires that the Jacobs vote any shares of Common Stock held by them for the approval of the issuance of an additional warrant(s) to purchase up to 1,533,333 shares of Class A Common Stock, subject to further adjustment, to RFE Partners and another investor at any meeting or action by written consent of Allou's stockholders. If the Jacobs fail to do so, the Voting Agreement provides that the Jacobs shall be deemed to have automatically and irrevocably granted a proxy to RFE Partners to vote the Jacobs' shares of Common Stock in accordance with the Voting Agreement. In addition, the Voting Agreement grants certain rights to holders of the Warrants, and the underlying shares of Class A Common Stock, to participate in certain transactions with the Jacobs, should the Jacobs enter into any transaction to sell shares of Allou's capital stock. In particular, each of the Jacobs has agreed pursuant to the Voting Agreement that, except in the case of a DE MINIMUS transfer of shares of Common Stock of Allou or transfers to family members or family-related entities (which family members are bound to comply with the Voting Agreement), he shall provide a right to the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants to transfer a PRO RATA portion of shares of Class A Common Stock on the same terms and conditions.

         Further, under certain circumstances, Allou has granted the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants certain preemptive rights in the event that Allou issues additional shares of capital stock.

         Also in conjunction with the transaction contemplated by the Purchase Agreement, Allou and RFE Partners entered into a Registration Rights Agreement, dated July 25, 2000 ("Registration Rights Agreement"), pursuant to which Allou granted certain rights to the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants to demand registration of its shares, to have shares of Class A Common Stock included should Allou initiate a registration of Class A Common Stock, and to sell shares of Common Stock from time to time pursuant to registration statements on Form S-3.

         This ITEM 6 does not provide a complete description of the Purchase Agreement, the Note, the Warrant, the Voting Agreement or the Registration Rights Agreement, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Agreement among the Reporting Persons regarding filing of
                  Schedule 13D

Exhibit B         Senior Subordinated Note and Warrant Purchase Agreement

Exhibit C         12% Senior Subordinated Note

Exhibit D         Class A Common Stock Purchase Warrant

Exhibit E         Co-Sale, Voting and Preemptive Rights Agreement

Exhibit F         Registration Rights Agreement

         Exhibits B, C, D, E, and F have been filed by Allou as part of its filing on Form 8-K dated August 2, 2000, and are incorporated herein by this reference.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated August 4, 2000

                                      RFE Investment Partners VI, L.P.


                                      By:  RFE Associates VI, LLC,
                                           its General Partner


                                      By:   /s/ MICHAEL J. FOSTER
                                           --------------------------------
                                           Title: Managing Member


                                      RFE Associates VI, LLC


                                      By:    /s/ MICHAEL J. FOSTER
                                           --------------------------------
                                           Title: Managing Member


                                          /s/ A. DEAN DAVIS
                                      -------------------------------------
                                      A. Dean Davis


                                          /s/ MICHAEL J. FOSTER
                                      -------------------------------------
                                      Michael J. Foster


                                          /s/ HOWARD C. LANDIS
                                      -------------------------------------
                                      Howard C. Landis


                                          /s/ JAMES A. PARSONS
                                      -------------------------------------
                                      James A. Parsons


                                          /s/ ANDREW J. WAGNER
                                      -------------------------------------
                                      Andrew J. Wagner

                                      RFE Management Corporation

                                      By:    /s/ MICHAEL J. FOSTER
                                           -------------------------------------
                                           Title:  Vice President and Secretary

                                    EXHIBIT A

         Each of the undersigned hereby agrees that the Schedule 13D filed on the date hereof with respect to the shares of Class A Common Stock of Allou Health & Beauty Care, Inc. has been filed on behalf of the undersigned.


SIGNATURE:

         Dated August 4, 2000


                                         RFE Investment Partners VI, L.P.


                                         By:  RFE Associates VI, LLC,
                                              its General Partner


                                         By:    /s/ MICHAEL J. FOSTER
                                              --------------------------------
                                              Title: Managing Member


                                         RFE Associates VI, LLC


                                         By:    /s/ MICHAEL J. FOSTER
                                              --------------------------------
                                              Title: Managing Member


                                            /s/ A. DEAN DAVIS
                                         -------------------------------------
                                         A. Dean Davis


                                            /s/ MICHAEL J. FOSTER
                                         -------------------------------------
                                         Michael J. Foster


                                            /s/ HOWARD C. LANDIS
                                         -------------------------------------
                                         Howard C. Landis


                                            /s/ JAMES A. PARSONS
                                         -------------------------------------
                                         James A. Parsons


                                            /s/ ANDREW J. WAGNER
                                         -------------------------------------
                                         Andrew J. Wagner

                                       RFE Management Corporation

                                       By:  /s/ MICHAEL J. FOSTER
                                            ----------------------------------
                                            Title:  Vice President and Secretary